Exhibit 5.2

THIS FIRST SUPPLEMENTAL INDENTURE dated as of —, 2015

BETWEEN:

CONSTELLATION SOFTWARE INC., a corporation amalgamated pursuant to the laws of Ontario

(hereinafter referred to as the “Company”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter referred to as the “Debenture Trustee”)

WHEREAS by a trust indenture (the “Original Indenture”) dated as of October 1, 2015 between the Company and the Debenture Trustee, provision was made for the issue of an unlimited aggregate principal amount of Unsecured Subordinated Floating Rate Debentures, Series 1 of the Company (the “Initial Debentures”);

AND WHEREAS $68 million principal amount of Initial Debentures were issued on October 1, 2014 and $28 million principal amount of Initial Debentures were issued on November 19, 2014 pursuant to the terms of the Original Indenture;

AND WHEREAS the Company is desirous of (i) issuing an additional $— million principal amount of Initial Debentures on or about September 30, 2015 (the “2015 Debentures”) under the provisions of the Original Indenture and this First Supplemental Indenture, and (ii) amending certain provisions of the Original Indenture to clarify and supplement certain of the terms included therein;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture, to make the same effective and binding upon the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Debenture Trustee;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES, and it is hereby agreed and declared, as follows:

ARTICLE 1

INTERPRETATION

1.1	To be Read with Original Indenture; Governing Law.

This First Supplemental Indenture is supplemental to the Original Indenture. The Original Indenture and this First Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Original Indenture and this First Supplemental

Indenture were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereto hereby acknowledges that it has consented to and requested that this document be drawn up in the English language only. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et qui en découleront soient redigés en langue anglaise.

1.2	Benefits of First Supplemental Indenture.

For greater certainty, this First Supplemental Indenture is being entered into with the Debenture Trustee for the benefit of the holders of the Initial Debentures and the Debenture Trustee declares that it holds all rights, benefits and interests of this First Supplemental Indenture on behalf of and as agent for, the holders of the Initial Debentures and each such person who becomes a holder of the Initial Debentures from time to time.

1.3	Headings, etc.

The division of this First Supplemental Indenture into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Indenture or of the Debentures.

1.4	Incorporation of Certain Definitions.

All terms contained in this First Supplemental Indenture which are defined in the Original Indenture, as supplemented and amended to the date hereof, shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, as so supplemented and amended, unless otherwise defined herein or unless the context otherwise specifies or requires.

1.5	Definition of “This First Supplemental Indenture”.

The term “this First Supplemental Indenture”, whenever used herein, means the Original Indenture as supplemented and amended by all indentures supplemental thereto, including this supplemental indenture.

ARTICLE 2

DEBENTURES

2.1	Limitation on Issue and Designation.

The aggregate principal amount of 2015 Debentures that may be issued and certified hereunder shall consist of and be limited to $— principal amount of Debentures designated as “Unsecured Subordinated Floating Rate Debentures, Series 1”.

2.2	Terms of the 2015 Debentures.

The 2015 Debentures shall be in the same form, and shall have the same terms, as the Initial Debentures, as set forth in the Original Indenture, with necessary modifications to reflect that the 2015 Debentures shall be issued on, and dated as of, September 30, 2015. For greater certainty, the

2015 Debentures shall form part of, and be fungible with, the Initial Debentures, as such term is used in the Original Indenture.

ARTICLE 3

AMENDMENT

3.1 Notwithstanding Section 2.4(f) of the Original Indenture, Initial Debentures issued in accordance with one or more interest reinvestment plans established by the Company from time to time may be issued in denominations of less than $100.

3.2 Section 2.4 of the Original Indenture is amended by deleting subsection 2.4(h) thereof and replacing it with the following:

(h)	Unless otherwise specified in an indenture supplemental hereto, any PIK Debentures issued to the holders of the Initial Debentures in accordance with Section 2.13 will have the same terms and conditions as the Initial Debentures and will form part of the principal amount of such Initial Debentures. If, on any Interest Payment Date, the Company fails to pay the amount of interest owing on the Initial Debentures in full in cash, the Company will not (A) declare or pay dividends of any kind on the Common Shares, nor (B) participate in any share buyback or redemption involving the Common Shares, until the date on which the Company pays such interest (or the unpaid portion thereof) in cash to holders of Initial Debentures; provided, however, that if the Company has issued PIK Debentures in respect of all or a portion of the amount of interest owing on the Initial Debentures on one or more Interest Payment Dates, the Company may resume declaring and paying dividends of any kind on the Common Shares and participating in any share buyback or redemption involving the Common Shares beginning on the earlier of (i) the next Interest Payment Date in respect of which the Company pays the amount of interest owing on the Initial Debentures in full in cash and (ii) the date on which the Company repays all amounts owing under such PIK Debentures.

ARTICLE 4

MISCELLANEOUS PROVISIONS

4.1	Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by the this First Supplemental Indenture, is in all respects confirmed.

4.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture.

4.3	Counterparts and Formal Date

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date first written above.

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IN WITNESS whereof the parties hereto have executed this First Supplemental Indenture by the hands of their proper officers.

CONSTELLATION SOFTWARE INC.

Per:
Name: Jamal Baksh
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title: